FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of January 2010 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On January 27, 2010, the registrant announces that its CEO, Russell Ellwanger, Receives Hi-Tech CEO of the Year Award for Business Breakthrough.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: January 27, 2010	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz CEO, Russell Ellwanger, Receives Hi-Tech
CEO of the Year Award for Business Breakthrough

Most prestigious award in the Israeli hi-tech industry

MIGDAL HAEMEK, Israel – January 27, 2010 – TowerJazz, the global specialty foundry leader, today announced that its CEO, Russell Ellwanger, received the Hi-Tech CEO of the Year Award in the category of business breakthrough.  The Hi-Tech CEO Forum of the Israeli Management Center granted the award as part of a ceremony recognizing CEOs of Israeli companies for outstanding performance.  This award is considered the most prestigious in the Israeli hi-tech industry.

The award was granted to Mr. Ellwanger for his leadership and execution of the merger of two companies that brought about a significant strategic and business turnaround for Tower Semiconductor.  The merger with Jazz Semiconductor re-positioned the company and launched a new brand, TowerJazz to become the number one specialty foundry worldwide.

The award committee highlighted that Mr. Ellwanger’s achievements are extraordinary due to the fact that he envisioned, during a major global economic downturn, the success of combining two entities into one stronger company, gaining increased revenues, substantial synergies and cost savings, best of breed specialty process offerings, customer diversification and enhanced geographical presence.

“During the last year, under Russell‘s impressive leadership, TowerJazz had a significant strategic, business, technological and organizational turnaround, which positioned the company as a provider of complete solutions and as a leading catalyst in accelerating the success of its customers,” said Amir Elstein, Chairman of TowerJazz and Vice Chairman of the Board of Directors of Israel Corporation. “This unique business positioning was fueled by Israeli science and innovation combined with Israeli manufacturing excellence. The substantial and fast alteration in its financial results is evidence of the significant breakthrough TowerJazz has achieved, but it is only a sign for the potential rise when I see the great amount of opportunities we still have in front of us.”

Idan Ofer, chairman of Israel Corporation Ltd., one of the Company’s major shareholders, commented: “"I am pleased with Tower-Jazz success and its public acknowledgment. As major shareholders, we are delighted to witness the fruits of our long term investment, belief and support in the company and its executive team headed by Mr. Russell Ellwanger. We are proud to be a part of a company with a record growth percentage in its industry." Ofer further commented: “We would also like to extend our sincere congratulations to Russell for receiving this well earned prize.”

“It is a great honor for TowerJazz to be recognized by the Hi-Tech CEO’s Forum of the Israeli Management Center and receive this award. It is a tribute to the capabilities and accomplishments of the TowerJazz management and entire team and it has been my honor and pleasure to work among them," said Ellwanger.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader and its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits with geometries ranging from 1.0 to 0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower and/or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

For TowerJazz

Company Contact:	Media Contact:
Melinda Jarrell	Lauri Julian
949/435-8181	949/715-3049
melinda.jarrell@towerjazz.com	lauri.julian@towerjazz.com

Investor Relations Contact:
Levi Noit
+972 4 604 7066
noit.levi@towerjazz.com